[TO BE TYPED ON THE LETTERHEAD
                          OF TOWER SEMICONDUCTOR LTD.]


                                                                APRIL 29, 2002

TO:    Bank Hapoalim B.M.                       Bank Leumi Le-Israel B.M.

Dear Sirs,

Re: FACILITY AGREEMENT DATED JANUARY 18, 2001 BETWEEN BANK HAPOALIM B.M. AND BANK LEUMI LE-ISRAEL B.M., ON THE ONE HAND AND TOWER SEMICONDUCTOR LTD., ON THE OTHER HAND, AS AMENDED BY A LETTER DATED JANUARY 29, 2001, BY A SECOND AMENDMENT DATED JANUARY 10, 2002 AND BY A LETTER DATED MARCH 7, 2002 (THE FACILITY AGREEMENT, AS AMENDED AS AFORESAID, "THE FACILITY AGREEMENT")

     1.1. Terms defined in the Facility Agreement shall have the same meanings when used in this letter.

     1.2. References herein to clauses and schedules, are to clauses and schedules of the Facility Agreement.

     1.3. References herein to paragraphs, are to paragraphs of this letter.

     1.4. For the purposes of this letter: (i) "PERMITTED SOURCES" shall mean any of the sources detailed in paragraphs (a)-(d) of clause 16.27.2; and (ii) "SCHEDULE 4.6 AMOUNTS" shall mean amounts of Paid-in Equity invested in the Borrower or of wafer prepayments under Qualifying Wafer Prepayment Contracts received by the Borrower, in each case, in accordance with the undertakings referred to in clauses 4.6 and
          16.27.1 of the Facility Agreement, from the entities referred to in clause 4.6 and otherwise in accordance with Schedule 4.6 and clause
          16.27.1 of the Facility Agreement.

2. We hereby confirm that at our request the following amendments shall be made to the Facility Agreement:

     2.1. in clause 16.27.2: (i) the date "March 31, 2002" shall be deleted and replaced by "April 30, 2002"; and (ii) the date "May 31, 2002" shall be deleted and replaced by "June 30, 2002";

     2.2. for the purposes of clause 16.27.2, with respect only to the aggregate amounts to be invested in the Borrower or received by the Borrower from Permitted Sources by not later than April 30, 2002 (I.E., the aggregate amount of US $60,000,000 (sixty million United States Dollars)) and June 30, 2002 (I.E., the aggregate amount of US $80,000,000 (eighty million United States Dollars)), respectively,
          Schedule 4.6 Amounts invested in or received by the Borrower in respect of the Third Milestone prior to April 30, 2002 or June 30, 2002 (including, for the removal of doubt, prepayments (by way of receipt of credits) under Qualifying Wafer Prepayment Contracts, all subject to the terms and conditions contained in clauses 4.6 and 16.27.1)), as the case may be (in an amount not exceeding, in aggregate, US $40,000,000 (forty million United States Dollars)), shall be taken into account as if received from Permitted Sources; provided that, notwithstanding anything to the contrary herein:


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          2.2.1. the Borrower shall procure that it shall have received by not later than July 31, 2002 from Permitted Sources (for the removal of doubt, not including any Schedule 4.6 Amounts) an aggregate amount of at least US $80,000,000 (eighty million United States Dollars), it being recorded that, in accordance with the certificates of the Auditors (copies of such certificates being attached hereto as ANNEX A), the Borrower has received US $41,223,181 (forty-one million, two hundred and twenty-three thousand, one hundred and eighty-one United States Dollars) from Permitted Sources prior to the date hereof; and

          2.2.2. without derogating from clauses 16.27.1(a) and (b), the Borrower shall procure that it shall have received by not later than July 31, 2002 Schedule 4.6 Amounts in respect of the Third Milestone in an aggregate amount of at least US $44,000,000 (forty-four million United States Dollars).

          For the removal of doubt, the provisions of this paragraph 2.2 permitting Schedule 4.6 Amounts to be taken into account for the purposes of determining compliance by the Borrower with the provisions clause 16.27.2 of the Facility Agreement shall apply only in respect of the amounts to be invested or received by the Borrower from Permitted Sources prior to June 30, 2002 and not to any other amounts to be invested pursuant to clause 16.27.2; and

     2.3. in clause 1.1.118(e): the date "March 31, 2002" after the words "by not later than" shall be deleted and replaced by "April 30, 2002".

     3. We agree that notwithstanding anything to the contrary in the Facility Agreement, the Borrower shall not be entitled to obtain any Advances and Loans during the period from the date of signature of this letter and until the Borrower shall have complied with the provisions of clause 16.27.2 with respect to aggregate amounts to be invested or received from Permitted Sources by not later than April 30, 2002.


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     4.   Subject to compliance by the Borrower with all the provisions of the
          Facility Agreement relating to the making available of Advances and Loans (including pursuant to clauses 5.1 5.2 and 16.27.2 of the Facility Agreement, as amended by this letter) and provided that the Total Outstandings in respect of Advances and Loans only (including, for the removal of doubt, in respect of Advances and Loans made prior to such period) shall at no time exceed the limits prescribed under the Facility Agreement, the Borrower shall be entitled to obtain further Advances; provided further that, notwithstanding anything to the contrary in the Facility Agreement (including Schedule 1.1.104), the Total Outstandings in respect of Advances and Loans only (including, for the removal of doubt, in respect of Advances and Loans made prior to such period) shall at no time during any of the periods set out in column A below, exceed the maximum amount set out in column B opposite such period below:

======================================================= =======================
                     COLUMN A                                  COLUMN B
------------------------------------------------------- -----------------------
                     (PERIOD)                      (MAXIMUM TOTAL OUTSTANDINGS-
                                                          LOANS AND ADVANCES)
======================================================= =======================
1.Until    compliance    by    the    Borrower    with      US $162,000,000
  clause 16.27.2  investments  required  to be made by
  not later than  April 30,  2002  (US $60,000,000  in
  aggregate*)
------------------------------------------------------- -----------------------
2.After  compliance  with  clause 16.27.2  investments      US $244,000,000
  required  to be made  by not  later  than  April 30,
  2002  but  before  compliance  with   clause 16.27.2
  investments  required  to be made by not later  than
  June 30, 2002 (US $80,000,000 in aggregate*)
------------------------------------------------------- -----------------------
3.After  compliance  with  clause 16.27.2  investments      US $244,000,000
  required to be made by not later than June 30,  2002
  but  before  compliance  with   clauses 16.27.1  and
  16.27.2  investments  required  to be  made  by  not
  later  than  July 31,   2002   (US $80,000,000  from
  Permitted    Sources*    and    US $44,000,000    of
  Schedule 4.6   Amounts   in  respect  of  the  Third
  Milestone))
------------------------------------------------------- -----------------------
4.After  compliance  with all investment  requirements      US $265,000,000
  referred   to  in   items 1-3   above,   but  before
  September 30, 2002
------------------------------------------------------- -----------------------
5.After  compliance  with all investment  requirements      US $333,000,000
  referred to in  items 1-3  above,  during the period
  October 1, 2002-December 31, 2002
======================================================= =======================

-------------------------------------------

* It being recorded that, in accordance with the certificates supplied by the Auditors (Annex A hereto), the Borrower has received US $41,223,181 from Permitted Sources prior to the date hereof.

5. The Facility Agreement is hereby amended as expressly set out in this letter above. This letter shall be read together with the Facility Agreement as one agreement and save for the amendments expressly set out in this letter above, the terms and conditions of the Facility Agreement shall remain unchanged and in full force and effect.


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


6. Please confirm your agreement to the above by signing in the place indicated therefor below.


                                Yours sincerely,


                          ____________________________
                            TOWER SEMICONDUCTOR LTD.


We hereby confirm our agreement to the above.


for    BANK HAPOALIM B.M.          for    BANK LEUMI LE-ISRAEL B.M.

By:                                By:
_________________________          ________________________________
Title:                             Title:
_________________________          ________________________________


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